

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

<u>Via Email</u>

David A. Ebersman
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re: Facebook, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2012**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2012**
> **File No. 333-179287**

Dear Mr. Ebersman:

We have reviewed your registration statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Outside Front Cover Page</u>

1.   Please revise the second paragraph so it is consistent with the plain English requirements of Rule 421(d) of Regulation C. In addition, briefly discuss Mr. Zuckerberg's ability to designate a successor, and the implications of being a "controlled company."

Prospectus Summary

Facebook, Inc., page 1

2.   Please concisely explain the extent of Mr. Zuckerberg's post-offering control; for example, discuss his voting majority, his ability to designate a successor, and the implications of being a "controlled company."

3.   Please provide supplemental, qualitative, or quantitative support for the second sentence of the fourth paragraph, and the related statements on pages 42 and 75.

Foundations of the Social Web

How We Create Value for Users

Control What You Share, page 2

4.   We note your statements in this section and throughout your prospectus regarding users' ability to control what they share, and with whom they share it. Please describe to us the level of control that users have over sharing information with you, given your collection and use of this information to deliver targeted ads and other user-focused information. In addition, consider providing disclosure in sections that discuss user control of information, your ability to collect user information, and the risks associated with your privacy policies.

Authentic Identity, page 2

5.   We note your statements in this section and throughout your prospectus regarding the importance of authentic identity. Please balance this disclosure by discussing the impact of fictitious or duplicate accounts and also by noting that authentic people may take inauthentic actions. Also, explain the limitations inherent in simply encouraging users to be their "true sel[ves] online."

Our Market Opportunity

Our Market Opportunity for Payments, page 4

6.   Please revise here and throughout your prospectus to disclose the author and date of the research reports cited.

7.   Please revise here and on page 80 to clarify that the statistics provided for virtual goods are for virtual goods in social networking and online gaming.

David A. Ebersman
Facebook, Inc.
February 28, 2012
Page 3

8.   The materials provided to support the statistics regarding virtual goods are from a
      November 2010 report. Please confirm that you are not aware of similar reports that have
      been prepared by the authors you cite, or others, after the dates of this source. If you are
      aware of any such reports, please confirm that the conclusions do not vary materially
      from the cited reports, and consider including disclosure regarding the continued utility
      of the report.

Offering, page 7

9.   Please explain why the shares outstanding after the offering assumes the conversion by
      certain of your existing stockholders of Class B common stock to Class A common stock
      and tell us how these shares differ from the automatic conversion of Class B common
      stock to Class A common stock by the selling shareholders in this offering.

Risk Factors, page 11

10.   Please add a risk factor addressing potential measurement issues in user metrics, as you
      discuss on page 33. See Item 503(c) of Regulation S-K.

"We generate a substantial majority of our revenue from advertising…," page 12

11.   You state that your advertising revenue could be adversely affected by legal
      developments relating to advertising and the degree to which users opt out of social ads
      or otherwise limit the potential audience of commercial content. Please discuss the
      potential risks to your current and planned business model posed by the recently released
      Consumer Privacy Bill of Rights. See Item 503(c) of Regulation S-K. For example,
      discuss how it could impact your ability to offer advertisers reach, relevance, social
      context and engagement to enhance the value of their ads.

"Growth in the use of Facebook through our mobile products…," page 13

12.   Your statement that users "could decide" to increasingly access your products primarily
      through mobile devices appears to contradict the first part of this risk factor. Further,
      assuming that the trend towards mobile continues and your mobile monetization efforts
      are unsuccessful, ensure that your disclosure fully addresses the potential consequences
      to your revenue and financial results rather than just stating that they "may be negatively
      affected."

"We currently generate significant revenue as a result of our relationship…," page 18

13.   You state that Zynga's apps generate a "significant" number of pages on which you
      display ads from other advertisers. Please include relevant quantitative disclosure, if
      material. See Item 503(c) of Regulation S-K.

David A. Ebersman
Facebook, Inc.
February 28, 2012
Page 4

14.   You state that if Zynga launches games on or migrates games to competing platforms,
       you could lose Zynga as a significant platform developer and your financial results could
       be adversely affected. Articles suggest that Zynga may be actively trying to develop its
       own platform, and move into other platforms such as mobile platforms and Google+.
       Please revise, if true.

"Our CEO has control over key decision making…," page 20

15.   In addition to disclosing the number of shares of common stock that Mr. Zuckerberg will
       hold following your initial public offering, please also quantify the percentage of voting
       control that Mr. Zuckerberg will hold post-offering. See Item 503(c) of Regulation S-K.

16.   Please more fully explain how the risk of Mr. Zuckerberg's control affects you and the
       Class A common stockholders on a short-term and long-term basis.

"The loss of one or more of our key personnel…," page 23

17.   Please revise the first paragraph to disclose that although you have employment
       agreements with Mr. Zuckerberg and Ms. Sandberg, they have no specific lengths and
       constitute at-will employment. See Item 503(c) of Regulation S-K.

"Computer malware, viruses, hacking and phishing attacks, and spamming…," page 24

18.   Please tell us what consideration you gave to including expanded disclosure consistent
       with the guidance provided by the Division of Corporation Finance's Disclosure
       Guidance Topic No. 2. See Item 503(c) of Regulation S-K.

"The dual class structure of our common stock and the voting agreements…," page 31

19.   Please revise this subcaption to describe the risk to investors. See Item 503(c) of
       Regulation S-K.

"We have elected to take advantage of the 'controlled company' exemption…," page 31

20.   Please revise this subcaption to describe the risk to investors. See Item 503(c) of
       Regulation S-K. In addition, revise the risk factor to provide a more detailed discussion
       of the risks associated with being a "controlled company."

Industry Data and User Metrics, page 33

21.   Please provide an estimate of the percentage of accounts that you believe to be fictitious
       or duplicates.

Capitalization, page 35

22.   We note that the pro forma as adjusted stockholders' equity assumes the exercise by Mr. Zuckerberg of an outstanding stock option to purchase 120,000,000 shares of Class B common stock and the automatic conversion of such shares into Class A common stock. Please tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X such that it should be included in your pro forma disclosures.

23.   We note that the shares of Class B common stock being offered for sale by the selling shareholders will automatically convert to Class A common stock upon sale. Please include a footnote to your capitalization table explaining the potential change to the number of Class A and Class B common shares outstanding upon sale of the selling stockholders' shares in this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

24.   Please provide a more detailed discussion of the key challenges you are facing. For example, discuss how you plan to address the challenges associated with increased user access to and engagement with Facebook through your mobile products, where you do not currently directly generate meaningful revenue, particularly to the extent that mobile engagement is substituted for engagement with Facebook on personal computers. For guidance, refer to Section III.A of SEC Release No. 33-8350.

25.   Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on sales or results of operations. For example, your overall revenue growth and advertising revenue growth decelerated from 2010 to 2011 compared to 2009 to 2010, and in a risk factor on page 18, you state that you expect that your rates of revenue growth will decline over time. In addition, as noted on pages 44 and 45, your daily and monthly active user growth rates have decelerated, and there are markets, such as China, that you may not be able to penetrate. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B.3 of SEC Release No. 33-8350.

Trends in Our User Metrics, page 44

26.   You define a monthly active user as a registered Facebook user who logged in and visited Facebook through the Facebook website or a mobile device, or took an action to share content or activity with his or her Facebook friends or connections via a third-party website that is integrated with Facebook, in the last 30 days as of the date of measurement. Please provide examples of the actions someone may take to be counted as an active user and indicate how those actions will or will not expose the users to ads

and other methods of generating revenue. If a user performs any of those actions more than once in the 30 day period, please clarify whether they are counted more than once. Please make similar revisions to your daily active users metric.

27.   Please disclose the number of users that primarily access Facebook via mobile apps or your mobile website, and the number of users that primarily take actions to share content or activity via an integrated third party website during the monthly and daily measuring periods, or tell us why such information would not be material to investors.

28.   Please disclose whether your monthly active users and daily active user statistics include users such as businesses, brands, or charities that are accessing their Facebook Pages, and the number of such users, if material.

29.   Please disclose the numbers of registered Facebook users and users who have deactivated their accounts during the periods presented, or tell us why such disclosure is not material to investors.

30.   Please revise your disclosure of MAUs and DAUs for each of the four geographic regions to relate these metrics to revenues by categories of advertising and payment revenues, presenting their monetization by comparative periods, regions, and by the sale of advertising and payment processing. Alternatively, tell us why disclosure of these or other key monetization performance indicators is not material to investors. For guidance, refer to Section I.B of SEC Release No. 33-8350.

Monthly Active Users (MAUs), page 44

31.   Please explain how you determined the MAUs reported at each quarter period end in the Monthly Active User Charts. In this regard, you disclose that the measurement is over the last 30 days as of the date of measurement. Please explain and clarify if that means as of a quarter-end and explain how the first two months of the quarter are included in the computation of MAUs.

32.   Please explain how you estimated the penetration rates presented on the bottom of page 44 and top of page 45.

Daily Active Users (DAUs), page 45

33.   You state that you view DAUs and DAUs as a percentage of MAUs as a measure of user engagement. Please quantify this metric and discuss its impact on your revenues for the periods presented.

34.   You disclose on page 45 that worldwide DAUs increased 48% to 483 million on average during December 2011 from 327 million during December 2010. The key contributor to this growth was increased mobile usage in DAUs across major markets including Brazil,

Canada, Germany, Mexico, the United Kingdom, and the United States. Since DAUs as a percentage of MAUs increased from 54% in December 2010 to 57% in December 2011, please quantify how mobile usage contributes to that increase, as well as the worldwide DAU increase alone in absolute amounts.

Mobile MAUs, page 46

35. Please provide mobile MAU metrics for prior periods similar to what you have provided for MAUs and DAUs. In addition, disclose geographic metrics for mobile MAUs similar to what you have provided for MAUs and DAUs. Also, please tell us why you have not included mobile DAUs.

Factors Affecting Our Performance, page 46

36. Please provide a more detailed explanation of how you monetize advertising. For example, consider including quantitative disclosure regarding the overall number of ads shown, number of advertisers, average price per ad, reserve price, revenue per user, and trends in display and performance-based advertising for each of the periods presented. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

37. In view of the material charge to earnings from the vesting of your Pre-2011 RSUs, please tell us why you have not disclosed the nature and amount of the expected charges in this section.

Components of Results of Operations

Revenue, page 47

38. Please consider disclosing the amount or percentage of revenue generated from click-based ads, impression-based ads, and sponsored stories.

Results of Operations

Years Ended December 31, 2009, 2010, and 2011

Revenue

2011 Compared to 2010, page 50

39. Please consider disclosing the number of paid clicks, impression-based ads and sponsored stories or the percentage change in each of these advertising products, period over period to provide product usage frequency and trend information to investors. Alternatively, tell

us what other relevant metrics you use to monitor your advertising revenues among these advertising products. For guidance, refer to Section III.B of SEC Release No. 33-8350.

40.   Please provide more detailed disclosure regarding the extent that user growth, product changes, and increases in mobile usage individually impacted your increases in revenues. See Item 303(a)(3) of Regulation S-K.

41.   Please explain whether revenue from virtual goods payments is concentrated among a few users. In this regard, consider disclosing how many users are purchasing virtual currency and as a percentage of total users for the periods presented.

2010 Compared to 2009, page 50

42.   Please provide more detailed disclosure regarding the extent that an increase in the number of ads delivered driven by growth in users and engagement as well as the number of ads per page individually impacted your increases in revenues. Include the percentage change increase in both the number of ads delivered and the average price per ad delivered, consistent with the metrics provided in your 2011 to 2010 comparison. See Item 303(a)(3) of Regulation S-K.

Cost of Revenue, page 51

43.   Please include a more detailed quantitative explanation of the increases in cost of revenue.

Critical Accounting Policies and Estimates

Share-based Compensation

Share-based Compensation Expense, page 60

44.   Please clarify that the amounts included in the table at the bottom of page 61 exclude the $968 million estimated additional compensation expense that you expect to record upon completion of this offering for those Pre-2011 RSUs that met the service condition at December 31, 2011.

45.   Also, please clarify that the first table on page 61 summarizes both the number of vested and unvested Pre-2011 RSUs outstanding at December 31, 2011 as well as the amount of share-based compensation related to such options.

Valuation of Our Common Stock, page 63

46.   Please include the intrinsic value of all outstanding vested and unvested options and RSUs based on the difference between the estimated IPO price and the exercise price of

the options and/or the grant date fair value of the RSUs outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

47.   Please discuss in further detail the significant factors considered, assumptions made, and methodologies used in determining the fair value of your common stock for each determination date included on page 65. For example, in those instances where several methodologies (i.e., GPCM, DCFM or MTM) were used in your valuation, disclose the percentage weighting applied to each methodology. Also, to the extent the weightings changed from period to period, please discuss the reasons for such change.

48.   Please discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as changes in weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

49.   We note that under the market transaction method ("MTM") you weight your equity securities transactions each quarter based on factors such as the volume of transactions, the timing of transactions and whether the transaction involved investors with access to your financial information. For those quarters in which you gave the greatest weight to the MTM, please tell us and revise to explain further how each of these factors impacted your common stock valuation particularly when there were multiple third-party private sales transactions during the period. Also, please provide us with an analysis of the weightings assigned to your third-party private stock sale transactions in each period.

50.   If significant to your valuation analysis, please provide us with the comparable companies used in your guideline public company method and which companies were added to the list in your second and fourth quarter valuations as noted on page 65. In addition, describe further for us both the qualitative and quantitative factors considered in selecting the comparable companies used in your valuation analysis.

51.   When you know your estimated IPO price and include it in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

52.   Please continue to provide us with updated information regarding any equity awards granted subsequent to this request through the effective date of the registration statement and revise your disclosure accordingly.

Business

Relevance, page 76

53.   Please provide us with support for your statements on page 76 that suggest that advertising on Facebook caused a 9% increase in U.S. sales for Procter & Gamble and a "significant increase" in revenue for CM Photographics, or revise. In addition, clarify what you mean by the term "significant increase."

54.   You state that for broadly targeted campaigns, you were able to reach the desired audience with 95% accuracy, and for more narrowly targeted campaigns, you were able to reach the desired audience with 90% accuracy. The provided study does not appear to support these claims about your accuracy. Please revise or advise.

55.   We note your statement that a recent Nielsen study of 79 advertising campaigns on Facebook demonstrated a greater than 50% increase in ad recall for Facebook ads with social context as compared to Facebook ads that did not have social context. With the exception of the last page, the materials provided to support this claim appear to be marketing materials that you have prepared, not a Nielsen study. Please provide us with the full Nielsen study clearly marked to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. In addition, because your supplemental materials state that you commissioned the Nielsen study, please file a consent from Nielsen as an exhibit to your registration statement; alternatively, delete your reference to Nielsen. See Section 7(a) of the Securities Act.

Our Market Opportunity

Our Advertising Market Opportunity

Traditional Offline Branded Advertising, page 78

56.   Please provide us with support for your statements on page 78 regarding your advertising campaign for American Express.

Online Advertising, page 78

57.   Please revise the explanation of your statistics regarding the global online advertising market to clarify that the figures exclude online mobile advertising, and to disclose the amounts excluded.

58.   We note your statement that since January 2011, Facebook.com has been the number one website worldwide as measured by total minutes spent and total page views. Please

disclose whether the report provided to support this claim also includes total minutes spent and total page views through your mobile website and Facebook app.

59.   We note your statement that on average, users in the aggregate spent more than 9.7 billion minutes per day on Facebook on personal computers during December 2011. Please explain the significance of this statistic to your display advertising. In addition, please explain how you determined that this one month snapshot is an appropriate depiction of the amount of time users spend on your website on personal computers.

60.   We note your statement on page 79 that your advertising campaign for Diageo drove a 20% increase in offline sales. Please clarify, if true, that according to a report you commissioned, during the three week advertising campaign, households exposed to the advertising campaign purchased 20% more than households the surveyor determined were similar in demographics and that were not targeted by the advertising campaign. In addition, revise to clarify what you mean by the statement that the campaign achieved a "significant return on investment."

Mobile Advertising, page 79

61.   You state that according to a third-party report published in September 2010, the Facebook app is the most frequently downloaded app across all major smartphone platforms in the United States. The survey cited as support measured the most popular apps used by 4,000 American mobile subscribers who reported downloading a mobile app in the 30 days preceding an August 2010 survey. Please tell us how you determined that this sample size is sufficient to support your claim. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the survey.

Our Products for Users, Developers, and Advertisers

Products for Developers, page 84

62.   Please describe the material terms of your agreements with Zynga.

Executive Compensation

Compensation Discussion and Analysis

Compensation-Setting Process

Use of Comparative Market Data, page 104

63.   Please disclose the annual revenue range for the companies included in the peer group at the top of page 105. See Item 402(b) of Regulation S-K.

64.   We note your statement that when equity compensation was factored in, total compensation for your named executive officers "significantly exceeded" the 90th percentile of the market. Please disclose the actual percentile of the market attributable to your named executive officers' total compensation. See Item 402(b) of Regulation S-K.

Elements of Executive Compensation

2011 Goals and Company Performance Multipliers (Bonus Plan Pools), page 107

65.   In the penultimate sentence of the first paragraph, you state that your compensation committee took into account "all other relevant factors." Please discuss all material factors considered by your compensation committee. See Item 402(b) of Regulation S-K.

66.   Please include a more detailed discussion linking the priorities considered by the compensation committee to their determination that performance multipliers of 105% and 100% were appropriate. See Item 402(b) of Regulation S-K.

67.   We note that your individual performance multipliers can range between 0% and 300%. Please disclose whether there is a band of company performance multipliers. See Item 402(b) of Regulation S-K.

Individual Performance Multiplier, page 107

68.   Please disclose the individual performance multiplier for each named executive officer and link your discussion of the achievements considered by the compensation committee on the bottom of page 107 and the top of page 108 to the committee's determination of the multiplier. See Item 402(b) of Regulation S-K.

Equity Compensation, page 108

69.   We note your bullet point discussion of the factors generally considered by your compensation committee in awarding equity grants to your named executive officers.

Please include a more detailed discussion of how your compensation committee determined the specific equity grants to each named executive officer on page 109. See Item 402(b) of Regulation S-K.

Related Party Transactions

Amended and Restated Investors' Rights Agreement, page 123

70.   Please disclose the identity of the related parties that are party to the investors' rights agreement. See Item 404(a)(6) of Regulation S-K.

Conversion Agreement, page 123

71.   Please explain why you entered into the conversion agreement with Mail.ru Group Limited and DST Global Limited. See Item 404(a)(6) of Regulation S-K.

Right of First Refusal, page 124

72.   Please provide a more detailed explanation of the history and purpose of your right of first refusal, and disclose that it will not continue after the offering. See Item 404(a)(6) of Regulation S-K.

73.   Please explain why you assigned the right of first refusal to purchase 28,403,845 shares to entities affiliated with Mail.ru Group Limited and DST Global Limited. Also clarify whether the assigned right of first refusal will continue after the offering and disclose the number of shares of Class B common stock actually purchased by the entities affiliated with Mail.ru Group Limited and DST Global Limited. See Item 404(a)(6) of Regulation S-K.

Commercial Agreements, page 125

74.   Please explain what you mean by your statement that your agreements with The Washington Post Company, Netflix, and GMG Lifestyle Entertainment Inc. were entered into on "commercially reasonable" terms. See Item 404(a)(6) of Regulation S-K.

Principal and Selling Stockholders, page 126

75.   Please revise footnotes 19 and 20 to disclose the person or persons who have voting and/or investment control over the securities owned by Goldman Sachs and T. Rowe Price Associates. See Instruction 2 to Item 403 of Regulation S-K.

Description of Capital Stock

Voting Agreements, page 132

76.   The form of voting agreements filed as Exhibits 4.3, 4.4, and 4.5 do not specify the parties thereto. Please revise the second, third, and fourth paragraphs of this section and/or the exhibits to disclose the identity of the parties to the respective agreements.

77.   Please revise the penultimate paragraph to clarify what you mean by the phrase "actively engaged in the management of the company."

Registration Rights, page 133

78.   Please disclose the number of shares that will be entitled to registration rights after the offering.

Choice of Forum, page 136

79.   Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

80.   We note that your pro forma equity includes adjustments to reflect the additional share-based compensation expense associated with your Pre-2011 RSUs that you expect to record upon completion of this offering. Tell us why you have not also adjusted the number of pro forma Class B common shares outstanding to reflect the additional shares that will be issued upon settlement of the RSUs. See Rule 11-02(b)(7) of Regulation S-X. In your response, please tell us the number of currently outstanding Pre-2011 RSUs that will vest upon the liquidity event and those that will vest at a future date once the service criteria have been met.

Consolidated Statements of Income, page F-4

81.   Please explain to us how you evaluated the classification of revenues generated from the sale of your virtual currency in your income statement. See Rule 5-03(b)(1) of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet Information, page F-9

82.   Although payroll tax expenses and other withholding obligations have not been included in your pro forma balance sheet adjustments, please tell us whether you considered including both a qualitative and quantitative discussion of the estimated withholding tax obligation due upon settlement of the Pre-2011 RSUs six months after this offering.

Share-based Compensation, page F-10

83.   Please revise to clarify whether the Pre-2011 RSUs are forfeitable should employment terminate prior to the liquidity condition being met. Also, please explain to us why the liquidity condition is not met until six months following the completion of an initial public offering as opposed to it being met upon effectiveness of this offering.

84.   We note that in the quarter in which the offering is completed you will begin recording share-based compensation expense using the accelerated attribution method for your Pre-2011 RSUs. Please clarify what you mean by "begin recording." In this regard, tell us whether you will recognize a lump sum charge immediately following the completion of this offering for all RSUs that met the service criteria at the time of effectiveness or whether you will recognize such expense over the six month period required to meet the liquidity criteria. Also, please explain your conclusions as it relates to the timing of your expense recognition.

Revenue Recognition

Advertising, page F-12

85.   We note your policy for recognizing advertising revenue. Please further explain the following as it relates to the various advertisements that can be purchased through the Facebook Ad System as described on page 86:

- The typical term of an advertising contract;
- What it means to choose to pay on a bidded basis versus fixed-price basis, explaining how and when the actual price to be paid is determined and communicated to your advertising customer;
- When the customer is billed and whether billing is based on actual impressions or clicks for the given period;
- For contracts that include minimum impression guarantees, explain the terms over which minimum impressions are guaranteed (i.e., monthly, quarterly, etc) and how such guarantees impact the timing of your revenue recognition;

- Whether the process differs when not using your Ad System; and
- Whether customers can purchase multiple advertisements in one contract and if so, how you account for multiple element arrangements.

86.   We note that advertisers pay for ad products displayed on Facebook, either directly or through their relationships with advertising agencies. Please explain further the advertising agency's role in the contract process and how the process differs, if at all, from that of arrangements entered into directly with the advertisers. Also, tell us whether the contract terms, billing arrangements, and/or revenue recognition policy differs when contracts are entered into directly with the advertisers versus indirectly through the advertising agencies. In addition, tell us whether you pay any commissions or fees to the advertising agencies, and if so, tell us how you account for such fees. Please cite the specific guidance considered in accounting for the revenues generated from and fees paid, if any, to advertising agencies.

Payments and Other Fees, page F-12

87.   Please explain the following as it relates to your payment and other fee revenues:

- Describe further the terms of the arrangements and the process involved when your users obtain and redeem the virtual currency;
- Describe further the company's role in the sale of such currency;
- Tell us how values are assigned to the currency;
- You indicate that the purchase price of the virtual goods is "solely determined by the Platform developer." Tell us how this compares to Zynga's disclosures where they indicate "Facebook sets the price our players pay for Facebook Credits and collects the cash from the sale of Facebook Credits;" and
- Clarify whether these revenues represent the sale of currency or the sale of a service.

88.   In addition, explain further how you determined that it is appropriate to recognize deferred revenue for the gross amount collected for the virtual currency when you ultimately recognize only a portion of such amount as processing fee revenue. Also, please revise your footnote disclosures on page F-13 to provide a breakdown of deferred revenue and deposits to: (a) the portion applicable to deferred revenues from virtual coins, (b) the portion to be remitted to the platform developers for sale of virtual goods, and (c) other, if any.

Note 2. Earnings Per Share, page F-14

89.   Please provide the calculations to support the reallocation of net income amounts in the numerator for both your diluted earnings per share and your pro forma diluted earnings per share.

Note 8. Stockholders' Equity, page F-21

90.   We note your reference on page II-2 to the exercise of preferred stock warrants during fiscal 2011. Please describe further the terms of these warrants, tell us when they were issued, and tell us how you accounted for such warrants. Also, tell us why you did not include a description of your warrant issuances in your financial statement footnotes or revise accordingly.

Exhibits and Financial Statements, page II-5

91.   We note that you have submitted a confidential treatment request for material omitted from the public filing of Exhibits 10.11, 10.12 and 10.13. We will provide comments, if any, under separate cover.

92.   The exhibit list does not include your letter agreement regarding certain agreements with Digital Sky Technologies Limited dated May 26, 2009 that is referenced in the conversion agreement, dated February 19, 2010, among Digital Sky Technologies Limited, DST Global Limited, and you. Please tell us how you determined that this agreement does not need to be filed pursuant to paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP